
Mail Stop 3561

January 14, 2016

David A. Gust
Chief Executive Officer
ThrillCorp, Inc.
7830 W. Sand Lake Rd., Suite 500
Orlando, FL 32829

> **Re:** **ThrillCorp, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted December 18, 2015**
> **CIK No. 0001661226**

Dear Mr. Gust:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Risk Factors, page 7

There is no current market for the common stock, page 10

1. We note the disclosure that your shares may be traded on the over-the-counter market. Please revise to disclose whether you have any plans to apply for or otherwise seek trading or quotation of your shares on an over-the-counter market, and if so, which market.

<u>Use of Proceeds To Issuer, page 14</u>

2. If possible, please provide an estimate for the transactional costs of the offering that will be paid for using the proceeds of the offering based on the maximum amount and the minimum amount of securities being sold.

<u>Management's Discussion and Analysis, page 24</u>

<u>Liquidity and Capital Resources, page 24</u>

3. We note your disclosure that additional funding in the form of additional loans is available if required from Polercoaster LLC, which is controlled by William Kitchen, Michael Kitchen and David Gust. Please revise to clarify whether there is a written agreement for Polercoaster LLC to loan you any such funds.

<u>Directors, Executive Officers and Significant Employees, page 26</u>

4. Please disclose whether Michael Kitchen continues to be the Chief Development Officer of US Thrill Rides.

<u>Interest of Management, page 31</u>

5. Please disclose in which three markets you have the exclusive right to execute license agreements for Polercoaster and SkySpire and what the other available markets are for which you have a right of first refusal.

<u>Plan of Distribution, page 35</u>

6. We note your disclosure that the $500,000 initial investment and $200,000 loan from US Thrill Rides LLC are discussed in the Interest of Management section but we are unable to locate such disclosure. Please revise to include this information and discuss the material terms of the loan from US Thrill Rides LLC.

7. We note your disclosure that at stepped investment levels, the company plans to offer investment purchase packages that provide various incentives, including admissions benefits and VIP status on the company's attractions. Please revise the table provided to clarify the incentives that an investor would receive at each referenced investment level. For example, please clarify the meaning of the information in the "Capital Contribution" column, and clarify why certain purchasers of 100 shares would receive two free tickets, and other purchasers of 100 shares would receive four free tickets.

8. Please tell us whether any officer, director or employee of your company will participate in the sale of securities pursuant to this offering. If so, please tell us whether they intend to rely upon the safe harbor set forth in Exchange Act Rule 3a4-1.

9. We note your disclosure that EarlyShares may receive flat bonus fees (in the form of cash or warrants) for the company's "successful execution of certain site acquisitions." Please revise to clarify the circumstances that would trigger the right of EarlyShares to receive such fees.

You may contact Amy Geddes at (202) 551-3304 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Sara Hanks, Esq.